Cordyceps Sunshine Biotech Holdings Co., Ltd.

6th Fl., No. 15, Lane 548, Ruiguang Road

Neihu District, Taipei City, Taiwan

December 8, 2022

Via Edgar Correspondence

Ms. Tracie Mariner

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Cordyceps Sunshine Biotech Holdings Co., Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted September 20, 2022 CIK No. 0001885680

Dear Ms. Mariner,

This letter is in response to the letter dated October 19, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Cordyceps Sunshine Biotech Holdings Co., Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (the “Amendment No. 2 to the Draft Registration Statement”) is being submitted to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1

Our Product, page 2

1. Please revise this section to explain briefly the difference between “artificial” Cordyceps and “wild” Cordyceps as well as “traditional breeding” versus “scientific breeding.” Clarify, if true, that you produce and sell artificial Cordyceps and identify the breeding method(s) you employ.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on pages 2-3 in the Amendment No. 2 to the Draft Registration Statement to explain the difference between “artificial” Cordyceps and “wild” Cordyceps as well as “traditional breeding” versus “scientific breeding.” We have clarified that we produce and sell artificial Cordyceps and employ the scientific breeding method.

2. With reference to prior comment 5, we note the statement that Cordyceps is valued for its effect in restoring energy, promoting longevity, and improving quality of life. In your response, please tell us whether there are scientific studies supporting the belief that Cordyceps has a positive effect in restoring energy, promoting longevity, and/or improving quality of life. If you are not aware of any such studies, then please revise the second paragraph on page 3 to clarify this point.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure in the Amendment No. 2 to the Draft Registration Statement to remove the statement that Cordyceps is valued for its effect in restoring energy, promoting longevity, and improving quality of life.

Sales and Marketing, page 3

3. We note your response to prior comment 12. With reference to your disclosures on pages 42-43, 50, and F-15, please further revise your disclosure here to state what portion of FY2021 revenues derived from sales to related parties as you have for FY2020.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on pages 3-4 in the Amendment No. 2 to the Draft Registration Statement to state the portion of FY2021 revenues derived from sales to related parties.

Our Challenges, page 4

4. We note you have added disclosure under the caption “Our Challenges” in response to prior comment 6, which we reissue in part.

•	Please revise the second bullet in this section to disclose the Company’s recurring history of losses in both FY2020 and FY2021 rather than only for the past fiscal year.

•	Revise your Summary Risks and Risk Factors to highlight the auditor’s explanatory paragraph regarding your ability to continue as a going concern and describe the material risks associated with the going concern opinion. Describe the Company’s plans to satisfy its cash requirements for the next 12 months, at least in part, through additional borrowings from related parties or companies affiliated with related parties as you have on page 30. Disclose the potential consequences to your business if you are unable to raise additional financing.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 4 in the Amendment No. 2 to the Draft Registration Statement to clarify the Company’s recurring history of losses in both FY2020 and FY2021 rather than only for the past fiscal year. Also, we have revised pages 5, 6, 28, and 58 to add a risk factor and summary of risk factors regarding our ability to continue as a going concern and describe the material risks associated with the going concern opinion. We have described the Company’s plans to satisfy its cash requirements for the next 12 months and disclosed the potential consequences to our business if we are unable to raise additional financing.

5. The fifth bullet in this section states that your operations are currently subject to one major supplier who provides you with the raw materials for your products. We contrast this with risk factor disclosure on pages 5 and 27 which indicates that there were three major suppliers that supplied the raw materials for your products for FY2021, and disclosure on page 51 which states that your operations are currently subject to “a few” major suppliers. Please reconcile your disclosures regarding your major suppliers throughout as appropriate, and for each time period identify how many of your major suppliers are or were related parties.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 4 in the Amendment No. 2 to the Draft Registration Statement to reconcile that we have five major suppliers who supplied us the raw materials for our products. Also, we respectfully advise the Staff that we have identified how many of our major suppliers are or were related parties for each time period on page 28.

Risk Factors

We had three major suppliers who supplied us the raw materials for our products..., page 27

6. We note your revisions to this risk factor in response to prior comment 16. We have the following additional comment:

•	Please further revise to describe how supply is determined with your related party supplier, as requested in prior comment 16.

•	Clarify whether related party Chengdu Zhonghe was one of the three major suppliers in FY2021. If any other major supplier is a related party, please so state.

•	Revise to clarify whether the Company does or does not have long-term supply contracts with any of its major suppliers, and if so, file any material supply contracts pursuant to Item 601(b)(10) of Regulation S-K. If Chengdu Zhonghe is the only supplier with which you do not have a long-term contract, please revise to specify that this entity is “the supplier who does not have long-term contracts.”

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on pages 28-29 in the Amendment No. 2 to the Draft Registration Statement to describe how supply is determined with our related party supplier, clarify that related party Chengdu Zhonghe was not one of the three major suppliers in FY2021 and state that all three major suppliers in 2021 are related parties. In addition, we respectfully advise the Staff that we do not have long-term supply contracts with any of our major suppliers. We have filed the supply contract signed between Chengdu Skyherb Biotechnology Co., Ltd. and Chengdu Zhonghe Sunshine Biotechnology Co., Ltd. as Exhibit 10.5 to the Draft Registration Statement.

We will incur increased costs as a result of being a public company..., page 29

7. You state as follows on page 29: “We are a public company and incur significant legal, accounting and other expenses that we do not incur as a private company.” Please revise this sentence to reflect the Company’s current status and to be consistent with other disclosures. We refer you to disclosure such as that on page 32 indicating that of the date of this prospectus there is no public trading market for your ordinary shares and that you plan to apply for listing of your ordinary shares on an exchange after the effectiveness of this registration statement.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 30 in the Amendment No. 2 to the Draft Registration Statement to reflect the Company’s current status to be consistent with other disclosures.

The Company’s ordinary shares represent equity interests and are subordinate to future indebtedness, page 31

8. Please advise as to why this risk factor caption and narrative disclosure states that the Company’s ordinary shares are subordinate in right of payment only to future indebtedness of the Company and not also to its existing indebtedness.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 33 in the Amendment No. 2 to the Draft Registration Statement to state that the Company’s ordinary shares are subordinate in right of payment to both existing and future indebtedness of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 40

9. We note your revised disclosure in response to prior comment 26. Please provide a Rule 436 consent for the statement that you attribute to Professor Quansen Li, whom you identify as an expert in Cordyceps research.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have filed a consent from Professor Quangsen Li as an exhibit to the Amendment No. 2 to the Draft Registration Statement.

10. We note your response to prior comment 27. Please further revise your Business section overview as follows:

•	State the approximate percentage of your Cordyceps products cultivated using traditional breeding versus scientific breeding.

•	Clarify whether you achieved a reduction in diseases and pests and reduced labor costs through use of using your breeding equipment, and quantify or otherwise explain how significant these reductions were.

•	Provide context for your description of the “good properties” of Cordyceps on page 41 by explaining briefly why the properties you list are desirable.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 43 in the Amendment No. 2 to the Draft Registration Statement to state that all Cordyceps products we provided to the market are cultivated using scientific breeding method and the scientific breeding method has reduced 20%-40% of the total cultivation cost. In addition, we have explained briefly why the properties we list are desirable.

11. Remove the reference to the Company’s “safe” Cordyceps products on page 41, and to “safe” metal content on page 42, as your disclosure states that your Cordyceps products have not been assessed or approved by any regulatory body for safety or efficacy. Additionally, please remove the reference page 41 to Cordyceps “health benefits,” or alternatively, qualify such reference as you have in the section captioned “High-end niche products” on page 50.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have removed the reference to the Company’s “safe” Cordyceps products and to “safe” metal content in the Amendment No. 2 to the Draft Registration Statement. In addition, we have also removed the reference to Cordyceps “health benefits” and the reference to “High-end niche products” in the Amendment No. 2 to the Draft Registration Statement.

Our Research and Breeding Center, page 49

12. Your disclosure notes that your breeding center “has the capacity to cultivate 4.5 million Cordyceps larvae per year currently.” Please revise to disclose how much of this cultivation capacity has been utilized in FY2022 and FY2021.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 54 in the Amendment No. 2 to the Draft Registration Statement to disclose how much of the cultivation capacity has been utilized in FY2022 and FY2021.

Sales and Marketing, page 49

13. We note your response to prior comment 33, as well as your disclosure on pages 3, 44, 49 and 51 that your product sales “mainly” and “heavily depend” on connections with Cordyceps distributors. We also note disclosure on page F-19 stating that the Company has a concentration risk related to its customers and suppliers. As such, please further revise your discussion of your relationships with distributors and customers as follows:

•	Describe the nature and extent of the “relatively small network” of Cordyceps distributors, dealers, and retail customers in Mainland China upon which your sales depend. Describe the status of your current distribution network, including your “connections” with Cordyceps distributors and retail customers. To help investors better understand how you distribute your Cordyceps products through the distribution network, explain in greater detail how you conduct sales to customers in each channel, noting material differences in sales and marketing with respect to distributors versus retail customers.

•	Revise your Sales and Marketing disclosures on page 3 to highlight, as you have on page 50, that your current sales and distribution arrangements, including payment terms, are determined on a case-by-case basis.

•	You state on page 43 that “most of” your net revenues in FY2020 and FY2021 derived from third party customers. With additional reference to pages 53 and F-19, revise your risk factor disclosure on page 27 to identify and disclose the extent to which any major customers have been or are a related party. Discuss how pricing and supply with related party customers is determined and how disputes are resolved.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure related to the Sales and Marketing in the Amendment No. 2 to the Draft Registration Statement to describe the nature and extent of the “relatively small network” of Cordyceps distributors, dealers, and retail customers, describe the status of our current distribution network with Cordyceps distributors and retail customers, and explain in greater detail how we conduct sales to customers. In addition, we have revised our Sales and Marketing disclosures on pages 4 and 55 to highlight that our current sales and distribution arrangements, including payment terms, are determined on a case-by-case basis. Finally, we have revised our risk factor disclosure on page 28 to identify and disclose the extent to which any major customers have been or are a related party and discuss how pricing and supply with related party customers is determined and how disputes are resolved.

Intellectual Properties

Patents, page 54

14. We note your response to prior comment 34. Please revise the disclosure on page 55 to identify the “Cultivation and Preservation Device For Fungus” that you reference. In this regard, it is not clear whether you discuss this device on page 48. Absent support, please revise your reference to “the anti-cancer effect.”

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure to remove our reference to “the anti-cancer effect” in the Amendment No. 2 to the Draft Registration Statement. In addition, we have added the disclosure on page 61 that the “Cultivation and Preservation Device For Fungu” is used to cultivate fungu, and this fungu was used to inject into the larva, which is a necessary and vital process in the cultivation of Cordyceps. In this regard, The Cultivation and Preservation Device For Fungu was discussed on page 54 under the section “Manufacturing process.”

Management, page 64

15. We note your response to prior comment 35. Please revise the disclosure on page 64 pertaining to your new director, Mr. Liu, to clearly indicate his business experience for the past five years, as required by Item 401(e) of Regulation S-K. In this regard, we note that the description of his principal occupations and employment are not disclosed beyond July 2017.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 70 in the Amendment No. 2 to the Draft Registration Statement to indicate Mr. Liu’s business experience for the past five years.

Related Party Transactions, page 68

16. We note your response to prior comment 37, which we reissue in part. Please address the following:

•	Revise your disclosures to provide required related party information up to the date of the prospectus. Refer to Item 7.B of Form 20-F. In this regard, we note that you appear to only disclose related party transactions through the year ended December 31, 2021.

•	With respect to related party transactions involving indebtedness, revise to disclose amounts outstanding as of the latest practicable date. See Item 7.B.2 of Form 20-F. In this regard, we note your disclosure on page 69 that the Company entered a loan agreement on June 27, 2020 that bears annual interest of 5%, yet you provide the amount of the outstanding loan balance as of December 31, 2020.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have updated the information as of June 30, 2022 as required in the Amendment No. 2 to the Draft Registration Statement.

17. Your balance sheet and disclosure on page 68 indicate that you have a $146,040 loan receivable owed to you by your Chief Executive Officer, Mr. Szuhao Huang. With reference to Section 402 of the Sarbanes-Oxley Act of 2002, please tell us whether you plan to settle this obligation prior to publicly filing a Form F-1 with the Commission.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 75 in the Amendment No. 2 to the Draft Registration Statement to clarify that Mr. Szuhao Huang and Gasar Biotechnology Co., Ltd, a company controlled by Mr. Szuhao Huang, have paid off all of the loan owed to the Company as of September 30, 2022.

18. We note your response to prior comment 38, which we reissue in part. On page 69, you disclose that the Company advanced working capital to its CEO, Mr. Szuhao Huang, and Gasar Biotechnology, a company which he appears to manage and control, “to work on the Company’s projects.” Please revise to better clarify the business purpose for the capital advances, including the nature of the “Company projects” such advances were intended to cover.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 75 in the Amendment No. 2 to the Draft Registration Statement to clarify that the Company advanced fund to Mr. Szuhao Huang, our CEO, to work as the petty cash fund for the Company, such as registering the Company’s trademark in Taiwan, business entertainment for the Company, etc. As of September 30, 2022, Gasar Biotechnology Co., Ltd and Mr.Szuhao Huang have paid off all of the debt owed to the Company.

19. On page 68, you disclose that on June 15, 2020 the Company purchased certain fixed assets and inventory from related party Chengdu Zhonghe in the amount of $1,574,603 (RMB 10,280,000). Please file, or confirm you have already filed, all purchase agreements or other agreements with Chengdu Zhonghe reflecting these purchases from the related party pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have filed the Asset Transfer Agreement as Exhibit 10.9 to the Amendment No. 2 to the Draft Registration Statement, in which the Company, through its PRC subsidiary, Chengdu Skyherb Biotechnology Co., Ltd., purchased certain assets from related party Chengdu Zhonghe in the amount of $1,052,068 (RMB 6,862,371). Previously, we have filed the Inventory Transfer Agreement as Exhibit 10.5, in which the Company, through its PRC subsidiary, Chengdu Skyherb purchased inventory from Chengdu Zhonghe in the amount of $522,206 (RMB 3,417,629).

20. We note your disclosure that the Company sold Cordyceps of $182,775 and $43,458 to related party Chengdu Zangqingyuan Herb Co., Ltd. in 2021 and 2020, respectively, and that accounts receivable related to such customer totaled $133,909 as of December 31, 2021. Please revise to explain briefly how you are related to Chengdu Zangqingyuan Herb Co., Ltd. and indicate whether these sales reflected prevailing market prices.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 74 in the Amendment No. 2 to the Draft Registration Statement to explain briefly how we are related to Chengdu Zangqingyuan Herb Co., Ltd. and clarify that all the sales reflected prevailing market prices.

Financial Statements

Independent Auditor’s Report, page F-2

21. We note you changed your auditor from JLKZ CPA LLP to Keith K Zhen CPA. Please amend your filing to provide the disclosures required by Item 16F of Form 20-F, as applicable.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the new auditor Keith K Zhen CPA has redone the audit process for the year ended December 31, 2021 and the period from May 4, 2020 to December 31, 2020, from the ground up. We do not and will not incorporate the previous auditor’s report and the previous audited financial statements in the Registration Statement on Form F-1.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Szu Hao Huang
Name:	Szu Hao Huang
Title:	Chief Executive Officer and Chief Financial Officer